Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
December 17, 2010
Via EDGAR and by Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Re:	Navios Maritime Acquisition Corporation Form 20-F for the Fiscal Year Ended December 31, 2009 Filed on January 29, 2010 File Number 1-33311
Ladies and Gentlemen:
          On behalf of Navios Maritime Acquisition Corporation (the “Company”), we hereby respond to comments of the Securities and Exchange Commission (the “Commission”) provided by a letter dated November 4, 2010 (the “Comment Letter”) from the staff at the Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009, as initially filed with the Commission on January 29, 2010. The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response.
General
1. We note from risk factor disclosure in your Form F-3 filed September 10, 2010 that from time to time vessels in your fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please name the countries identified as state sponsors of terrorism to which you refer.
Response: The Company acknowledges the Staff’s comment and will make the requested disclosures in future filings.
2. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries identified by the State Department as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements,
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 17, 2010

commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.
Response to Questions 2 and 3: Since its inception, neither the Company nor any of its subsidiaries have entered into any contractual relationship or had direct or indirect contacts with the governments of Iran, Syria, Sudan or Cuba (the “Identified Countries”), or entities owned or controlled by the governments of any of the Identified Countries (collectively, the “Prohibited Entities”), nor, to the Company’s knowledge, have its vessels traded in or with the Identified Countries or the Prohibited Entities, except that four of the vessels recently acquired by the Company in September 2010, while on charter to other parties, made calls on ports in Iran aggregating 20 days subsequent to their acquisition by the Company for purposes which are permitted under applicable law, as described below.
The Company believes that revenues attributable to activities with the Identified Countries have been and will continue to be de minimis and indirect in terms of revenue in the relevant periods.
Given the de minimis level of activity in 2010 and given that none of the Company’s revenues over fiscal 2009 were generated from activities at all connected with the Identified Countries or with their respective governments or any entities owned or controlled by the governments of any of the Identified Countries or the Prohibited Entities, either directly or indirectly through its charter parties or otherwise, and that its recently acquired fleet, while chartered to other parties, generated minimal income from calls in Iran (and only from permitted or non-sanctions-triggering activity), the Company believes that there is no material investment risk, whether qualitative or quantitative to the Company’s security holders.
The Company’s policy to exclude, and the steps that it has taken, and which it will continue to take, Identified Countries and Prohibited Entities from charter parties, as discussed below, is expected to be seen as an admirable corporate characteristic, which may make the Company’s securities more attractive to investors and holders.
The management of the Company has adopted a policy prohibiting the entry into new business relationships involving any of the Identified Countries and Prohibited Entities, and it also

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 17, 2010

currently requires that the following clause or a clause to the same effect be included in all of its charter parties with respect to voyages that may be undertaken by the vessels owned or chartered-out by the Company:
“Always excluding all unlawful trade, war and war risk area, and all trade with all countries and/or persons (individuals and entities) under or subject to United States, European Union, and/or United Nations embargo, boycott, economic sanctions or other restrictions, whenever enacted and in force.”
The charters entered into by the Company contain clauses that prohibit “trading to Iran, Sudan, Burma, Cuba .. and any country or trade boycotted or blacklisted by USA and or UN and or NATO and/or the country of vessel’s registry” or state that “The vessel is not to trade to nor be sub-chartered and charterers are not to be affiliated with any companies based in Iran, Cuba, Burma, Sudan, Syria, North Korea, or any country or area embargoed by the USA or UN.”
The Very Large Crude Carriers (“VLCCs”) acquired by the Company were already on charter to other parties at the time of acquisition and thus were subject to charterparties that did not contain such language but, as more fully described in the response to comment 4, the Company understands that the activities of the VLCCs, i.e., the carriage or lifting of crude oil from Iran, is not prohibited by applicable law and that such activity would not have constituted and does not currently constitute sanctionable activity pursuant to CISADA, explained below. With respect to Iran, the VLCCs will only be used to lift crude oil from Iran. The VLCCs, by their nature, cannot engage in currently sanctionable activities.
The Company is aware of, and carefully monitors, efforts that are underway in the industry to assist ship owners, charterers and others involved in the shipping industry to develop industry standard charter party clauses to deal with the impact of economic sanctions and compliance with sanctions legislation, especially in light of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which was signed into law and came into force on July 1, 2010, and the adoption, on June 9, 2010, by the UN Security Council of resolution 1929 requiring States to impose additional economic sanctions with respect to Iran. For example, the Baltic and International Maritime Council, an independent international shipping association that acts on behalf of its global membership to promote higher standards and greater harmony in regulatory matters, is in the process of considering clauses that will address issues such as the position of a vessel owner or even a charterer in the middle of a charter party chain who discovers that orders have been given that would involve the vessel being engaged in activities which contravene or which could trigger the imposition of sanctions against a ship owner or a vessel. The Company is keeping abreast of, and intends to follow the foregoing and other developments, including the implementation of European Union sanctions prohibitions with respect to Iran, in its efforts to ensure that it takes steps to ensure that its own activities and the activities of its vessels will not violate any applicable sanctions laws or prohibitions or constitute activities that could trigger sanctions under laws like CISADA and any similar laws. Toward this end, the Company, ahead of industry-wide standards, has developed the exclusions clauses (mentioned above) in its charter parties so that exclusions are more comprehensive and clear, and to ensure also that vessels are prohibited by the Company from undertaking prohibited voyages to the Identified Countries, and from engaging in prohibited transactions and activities with or involving the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 17, 2010

Prohibited Entities, or which could trigger the imposition of sanctions against the Company or its vessels. The Company continues to monitor the situation and has hired advisors to ensure that it maintains the highest standards of compliance.
4. In this regard, we note disclosure in a Rule 424(b) prospectus filed October 12, 2010 regarding the potential impact of recent Iranian sanctions on your business. We also note from the Form F-3 that DOSCO, a subsidiary of COSCO, is one of your customers; we note from recent news articles that COSCO ships to Iran, Syria, Sudan and Cuba. We also note from 2010 news articles that the Shinyo Kannika vessel you purchased in September was chartered to Unipec as of October 2010 and Z. Zhenrong as of January 2010; we note from an October 2010 news article that Unipec and Zhuhai Zhenrong are two of five foreign oil firms that have sold refined petroleum products to Iran between January 1, 2009 and June 30, 2010. In your response to us, please also discuss the potential for reputational harm from your charter of vessels to a subsidiary of COSCO and the charter of one of your vessels to Unipec and Z. Zhenrong, as well as the possibility that your vessel will be used by Unipec in shipping refined petroleum products to Countries.
Response: The provision of CISADA (amending the Iran Sanctions Act of 1996 which could potentially apply to the activities of the Company (and its vessels) is the provision requiring the imposition of specified U.S. sanctions if a person on or after the enactment of CISADA, has knowingly1 sold, leased, or provided to Iran goods, services, technology, information, or support (that have a fair market value of $1 million or more, or during a 12 month period, have an aggregate fair market value of $5 million or more) that could directly and significantly contribute to Iran’s ability to import refined petroleum products. In this regard, the Company understands that providing ships or shipping services to deliver refined petroleum products to Iran would constitute sanctionable services and support.
It is also possible that the provision of CISADA requiring the imposition of sanctions against a person who has knowingly sold, leased, or provided to Iran, inter alia, goods (e.g., possibly ships) and services (e.g., possibly transportation services) that could directly and significantly facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products could be implicated by Company vessels transporting cargoes to Iran. Sanctions in this regard would also be triggered if any of the foregoing activities individually has a fair market value of $1 million or more, or during a 12 month period, has an aggregate fair market value of $5 million or more.
The vessels chartered to DOSCO and to the other mentioned entities are VLCCs. Such vessels are used solely as carriers of crude oil, and cannot, by their very nature and purpose, transport refined petroleum products or goods. Such VLCCs, by their nature, may be used in the exportation from Iran of crude oil, but not the importation by Iran of refined petroleum products or goods that could facilitate the maintenance or expansion of Iran’s domestic production of

[1]	Under CISADA, knowingly means knew (actual knowledge) or should have known (constructive knowledge).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 17, 2010

refined petroleum products. It is the Company’s understanding that the exportation and thus transportation of crude oil from Iran would not constitute sanctionable activity under CISADA or any other similar law. As the Company’s vessels, while on charter to and under the control of other parties under pre-acquisition charterparties are not and cannot be involved in any prohibited or sanctionable activity, the Company does not believe that it is exposed to reputational harm Any sale or transportation of refined petroleum products to Iran by Unipec and Z. Zhenrong that may have occurred between January 1, 2009 and June 30, 2010, did not involve the Company or any of the Company’s vessels.
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          The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call the undersigned at (212) 692-6731 with any comments or questions and please send a copy of any written comments to this response to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115
Very truly yours,

/s/ Kenneth R. Koch

Kenneth R. Koch
cc:	Securities and Exchange Commission (Cecilia Blye, Chief, Office of Global Security Risk)